Exhibit 99.1

Innoviz Selected by One of the Largest Global Vehicle Groups
to be its Direct LiDAR Supplier for Series Production Vehicles;
Increases Forward-Looking Order Book by $4 Billion

 Innoviz to Provide InnovizTwo LiDAR Sensor and Perception Software

TEL AVIV, Israel, May 2, 2022 /PRNewswire/ — Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a leading provider of high-performance LiDAR sensors and perception software, announced today that one of the largest vehicle manufacturers in the world has selected Innoviz to become its direct LiDAR supplier across multiple brands. The selection, which is Innoviz’s third major design win, follows more than two years of extensive diligence and qualification, and will increase Innoviz’s forward-looking order book by $4 billion to $6.6 billion. The company will elaborate further on the new achievement on its coming quarterly earnings call on May 11 at 9:00a.m. ET.

“We are proud to deliver our outstanding InnovizTwo LiDAR and perception software as the direct supplier to support this new series production program,” said Innoviz CEO and Co-Founder Omer Keilaf. “Being selected by a large-scale multi-brand global vehicle maker is a significant catalyst for Innoviz and we expect this will affect the entire industry which has been waiting for a decision of this magnitude. We are expecting the scope of this deal to grow even further as additional car brands within the group adopt our platform. In addition, we anticipate more car makers to follow this decision in their autonomous vehicle programs.”

You can find footage of InnovizTwo LiDAR performance here.

About Innoviz Technologies
Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally-recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Maya Lustig
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s forward-looking order book, and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Forward-looking order book" is the cumulative projected future sales of hardware and perception software based on current estimates of volumes and pricing relating to a project.  Many factors could cause actual future events, and, in the case of our forward-looking order book, actual orders, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.